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                             AQUA DYNE INCORPORATED
                             C/O WILLIAM D. LINDBERG
                        23011 MOULTON PARKWAY, SUITE A-10
                         LAGUNA HILLS, CALIFORNIA 92653

                              TEL : 1 949 380 4033
                              FAX : 1 949 380 1781
                               WWW.AQUADYNE.US.COM


August 31, 2006


VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS
----------------------------------------


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:        Mr. George F. Ohsiek, Jr.
                  Mr. Adam Phippen

Dear Messrs. Ohsiek and Phippen:

The letter responds to the letter dated August 8, 2006 from your office with respect to our Form 10-KSB for the fiscal year ended December 31, 2005 and our Form 10-QSB for the quarterly period ended March 31, 2006. The text of your letter has been included for your reference and our response is presented below each comment.

Please note that our name changed from "Aqua Dyne, Inc." to "EESTech, Inc." effective as of June 26, 2006. Our trading symbol is now "EESH.OB." However, in the interest of avoiding confusion, our responses are being provided on Aqua Dyne, Inc. letterhead.

Accompanying an overnight copy of this response letter is a marked copy of Amendment No. 1 to Form 10-KSB/A for the fiscal year ended December 31, 2005 and Amendment No. 1 to Form 10-QSB/A for the quarterly period ended March 31, 2006, reflecting the changes detailed in your letters dated June 30, 2006 and August 8, 2006 in response to the staff's comments and certain other updating and conforming changes.

Form 10-KSB for Year Ended December 31, 2005
--------------------------------------------

         1. We note your response to comments 1,3,4,5,9,10 and 11 in our letter dated June 30, 2006 and your intent to file amendments to your filings on Form 10-KSB and Form 10-QSB upon completion of our review of your response letter. Please do so.

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U.S. Securities and Exchange Commission
August 31, 2006
Page 2



Exhibit 31
----------

         2. We note your response to comment 6 in our letter dated June 30, 2006 and the proposed revisions to the certifications to be included in amendments to Form 10-KSB and Form 10-QSB. Please eliminate the reference to the title of the CEO and CFO in the introductory paragraph to conform to the format provided in Item 601(b)(31) of Regulation S-B.

                  AS REQUESTED, WE HAVE ELIMINATED THE REFERENCE TO THE TITLE OF THE CEO AND CFO IN THE INTRODUCTORY PARAGRAPH TO CONFORM TO THE FORMAT PROVIDED IN ITEM 601(B)(31) OF REGULATION S-B.

Form 10-QSB for Quarterly Period Ended March 31, 2006
-----------------------------------------------------

Consolidated Statements of Cash Flows, page 6
---------------------------------------------

         3. We note your response to comment 8 in our letter dated June 30, 2006. The affect of exchange rate changes on cash balances held in foreign currency should be separately reported, and that amount should not include foreign currency translation adjustments of assets and liabilities. Please refer to paragraph 25 of SFAS 95. Please revise the statements of cash flows included in the filing and in Form 10-KSB for the year ended December 31, 2005 to eliminate foreign currency translation adjustments of the balance sheet items from reported cash flows or tell us why the classification errors are not material and revisions are not necessary. In addition, please tell us what translation adjustments to equity represent given that equity accounts should be translated at historical rates. Please tell us the functional currency of Aqua Dyne Australia Pty Ltd.

                  THE COMPANY HAS REVIEWED THE STAFF'S COMMENT REGARDING THE EFFECT OF EXCHANGE RATE CHANGES ON CASH BALANCES HELD IN FOREIGN CURRENCY. PLEASE NOTE THAT THE COMPANY HAS BEEN IN THE DEVELOPMENT STAGE SINCE ITS INCEPTION ON APRIL 26, 2000. OF THE $3.2 MILLION CASH RECEIVED BY THE FOREIGN SUBSIDIARY, AQUA DYNE AUSTRALIA, THROUGH JUNE 30, 2006, ONLY $66,000 HAS BEEN EXPENSED AS A FIXED ASSET. BECAUSE ONLY AUD$90,000 HAS BEEN EXPENSED AS FIXED ASSETS OUT OF THE AUD$4.5 MILLION RECEIVED THROUGH JUNE 30, 2006, THE EFFECT OF THE EXCHANGE RATE ON CASH APPROXIMATES THE EFFECT OF THE EXCHANGE RATE ON CASH BY USING THE DIFFERENCE IN THE TRANSLATION GAIN OR LOSS CHANGE IN THE PERIOD.

                  IN LIGHT OF THE STAFF'S COMMENT, THE COMPANY CALCULATED THE EFFECT OF EXCHANGE RATE CHANGES FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 APPLYING SFAS 95. THE EFFECT ON CASH WAS ($148,327). AS DISCLOSED IN THE STATEMENT OF CASH FLOWS IN OUR FORM 10-KSB, THE EFFECT ON CASH REPORTED WAS ($148,541). THIS REPRESENTS A VARIANCE OF 0.14%. IN ADDITION, THE EFFECT OF THE TRANSLATION ADJUSTMENT ON EQUITY IS EQUAL TO $33,423. BECAUSE ALL OF THE FOREIGN SUBSIDIARY'S EQUITY CONSISTS OF ACCUMULATED LOSSES, THE TRANSLATION ADJUSTMENT EFFECT IS ALREADY REFLECTED UNDER THE "OPERATING ACTIVITIES" PORTION OF THE STATEMENT OF CASH FLOWS. FOR THESE REASONS, MANAGEMENT BELIEVES THE CLASSIFICATION ERRORS ARE NOT MATERIAL AND REVISIONS TO THE STATEMENT OF CASH FLOWS IS NOT NECESSARY. IN FUTURE FILINGS, HOWEVER, THE COMPANY WILL CALCULATE THE EFFECT ON CASH OF EXCHANGE RATE CHANGES IN ACCORDANCE WITH SFAS 95 AND CONSIDER ADDITIONAL DISCLOSURE, IF APPROPRIATE, TO THE EXTENT SUCH AMOUNTS ARE DEEMED MATERIAL TO INVESTORS BY MANAGEMENT.


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U.S. Securities and Exchange Commission
August 31, 2006
Page 3


                  IN ADDITION, PLEASE NOTE THAT THE FUNCTIONAL CURRENCY OF AQUA DYNE AUSTRALIA PTY LTD IS AUSTRALIAN DOLLARS (AUD).

In the event that the staff has any further requests or matters seeking clarification, please feel free to contact our Company Secretary, Ian Hutcheson, at your earliest convenience at 61 7 3832 9883 or by fax 61 7 3832 1336.

Yours Sincerely,


/s/ Murray Bailey

Murray Bailey
Chief Executive Officer and Chief Financial Officer